[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

December 3, 2012

VIA EDGAR

Paul Dudek

Chief, Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V. (to be renamed Constellium Holdco N.V.)
— Submission of Draft Registration Statement on Form F-1 relating to the initial public offering of ordinary shares

Ladies and Gentlemen:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium Holdco N.V. (the “Company”), submitted herewith is the Company’s draft Registration Statement on Form F-1 (the “Draft Registration Statement”), relating to a proposed initial public offering of ordinary shares of the Company. We are providing the Draft Registration Statement on a confidential basis in accordance with the policy of the Division of Corporation Finance regarding review of the initial registration statement for a foreign private issuer contemplating a dual listing on a U.S. and non-U.S. securities exchange.

U.S. Securities and Exchange Commission

December 3, 2012

The Company is submitting under separate cover a FOIA confidential treatment request in respect of the Draft Registration Statement.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1269 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Andrew J. Nussbaum

Andrew J. Nussbaum

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith Halverstam (Latham & Watkins LLP)